Exhibit 99.1

FirstService Reports First Quarter Results

 First quarter highlights:
      * Revenues up 24%
      * EBITDA up 5%
      * Adjusted EPS up 6%

TORONTO, July 28, 2008 (PRIME NEWSWIRE) -- FirstService Corporation (TSX:FSV) (Nasdaq:FSRV) (preferred shares -- TSX:FSV.PR.U) today reported results for its first quarter ended June 30, 2008. All amounts are in U.S. dollars.

Quarterly revenues were $457.8 million, an increase of 24% relative to the same period last year. EBITDA (see definition and reconciliation below) increased 5% to $45.1 million. Adjusted diluted earnings per share from continuing operations (see definition and reconciliation below) were $0.51 for the quarter versus $0.48 in the prior year period, up 6%.

Net earnings from continuing operations in accordance with GAAP were $16.1 million, up 3% versus the prior year period. Diluted net earnings per share from continuing operations in accordance with GAAP were $0.41, up from $0.40 in prior year period, after considering the pro forma affect of preferred share dividends on the prior year period.

"Despite difficult market conditions in the U.S., we are pleased with our first quarter results, which highlight the advantages of our service line and geographic diversification and significant recurring revenue streams," said Jay S. Hennick, Founder and Chief Executive Officer of FirstService Corporation. "Although we expect challenging market conditions to prevail for the coming year, these same conditions are providing us with an abundance of acquisition opportunities, which we will continue to carefully evaluate as we redeploy the significant proceeds received from the sale of our security division, completed just after the end of the quarter," he added.

About FirstService Corporation

FirstService is a global diversified leader in the rapidly growing real estate services sector, providing services in the following three areas: commercial real estate; residential property management; and property services. Industry-leading service platforms include: Colliers International, the third largest global player in commercial real estate; FirstManagment Partners, the largest manager of residential communities in North America; and TFC, North America's largest provider of property services through franchise and contractor networks.

FirstService is a diversified property services company with more than US$1.7 billion in annualized revenues and over 17,000 employees worldwide. More information about FirstService is available at www.firstservice.com.

Segmented Quarterly Results

Revenues in Commercial Real Estate Services totalled $214.0 million for the quarter, an increase of 11% relative to the prior year quarter. Revenue growth was comprised of a 3% decline in internal revenues, offset by 14% growth from acquisitions completed during the past twelve months. Excluding the favourable impact of foreign exchange, internal revenues declined 8%. Each of the Asia Pacific, New Europe (comprised of Central and Eastern Europe and Russia), Latin America and Canadian operations experienced internal revenue growth, while the U.S. operations, which comprise approximately 25% of segment revenues, experienced a 30% decline due to difficult market conditions, primarily related to the lack of available credit to support sale transactions. First quarter EBITDA was $19.1 million, down 2% versus the year-ago period. EBITDA was impacted by weak revenues in the US operations, offset by solid contributions from operations in the Asia Pacific, New Europe, Latin America and Canadian regions, as well as recently acquired tuck-unders.

Residential Property Management revenues increased to $163.2 million for the quarter, 22% higher than in the prior year period. Internal growth of 11% was attributable to numerous property management contracts won during the last twelve months, while the balance of revenue growth resulted from an acquisition completed late last year. EBITDA for the quarter was $15.9 million, up 16% from $13.7 million one year ago.

Revenues in Property Services totalled $80.6 million, an increase of 88% over the prior year period. The increase in revenues was fully attributable to the October 2007 acquisition of Field Asset Services, a provider of residential property preservation and foreclosure management services to the U.S. financial services industry. Internal revenues in the segment, excluding Field Asset Services, declined 6%, as the Company's consumer-oriented businesses, in particular California Closets, were challenged by the weakening U.S. economy. EBITDA in the first quarter was $12.0 million, up 4% from $11.5 million last year, with the positive impact of Field Asset Services largely offset by declines at the consumer-oriented operations. Field Asset Services affects the Property Services segment's EBITDA margin as it employs a vendor network operating model carrying lower operating margins than franchising.

Quarterly corporate costs were $2.8 million, flat versus $2.8 million in the prior year period.

A comparison of segmented EBITDA to operating earnings is provided below.

Share Repurchases

During the quarter ended June 30, 2008, the Company repurchased 960,300 Subordinate Voting Shares on the open market under its Normal Course Issuer Bid ("NCIB"), representing 3.2% of the shares outstanding prior to the repurchase, at an average price of $15.47 per share. The Company is authorized to repurchase up to an additional 1.76 million shares under the NCIB which expires on June 6, 2009.

Completion of Sale of Security Division

As previously announced, FirstService completed the sale of its Integrated Security Services division for gross proceeds of $187.5 million on July 1, 2008. The results of operations of this division are reported as discontinued operations for the quarter ended June 30, 2008.

Update to Adjusted Earnings Per Share Measure

Beginning with the quarter ended June 30, 2008, FirstService is updating its method for calculating adjusted earnings per share. The updated measure excludes intangible asset amortization expense and stock-based compensation expense. The previous adjusted EPS measure excluded subsets of amortization expense and stock-based compensation expense. The Company believes that the updated adjusted EPS measure is the best way to assess operating performance and is an important metric in valuing the Company's shares. A reconciliation of the updated adjusted earnings measure to the comparable GAAP earnings measure is provided below.

Conference Call

FirstService will be holding a conference call on Tuesday, July 29, 2008 at 11:00 am Eastern Time to discuss results for the first quarter. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the "Investor Relations / Newsroom" section.

Forward-looking Statements

This press release includes forward-looking statements. Forward-looking statements include the Company's financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company's services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company's filings with the Ontario Securities Commission.

 FIRSTSERVICE CORPORATION
 Condensed Consolidated Statements of Earnings
 ---------------------------------------------
 (in thousands of U.S. dollars, except per share amounts)
 (unaudited)
                                                Three months ended
                                                     June 30
                                               --------------------
                                                 2008       2007
                                               ---------  ---------

 Revenues                                       $457,843   $370,494

 Cost of revenues                                275,579    222,614
 Selling, general and administrative expenses    138,146    105,991
 Depreciation                                      6,145      4,187
 Amortization of intangible assets other than
  backlog                                          3,629      2,164
 Amortization of backlog                             529      1,055
                                               ---------  ---------
 Operating earnings                               33,815     34,483
 Other income                                     (1,043)    (1,278)
 Interest expense, net                             3,974      2,988
                                               ---------  ---------
                                                  30,884     32,773
 Income taxes                                      8,778     10,536
                                               ---------  ---------
                                                  22,106     22,237
 Minority interest share of earnings               5,995      6,552
                                               ---------  ---------
 Net earnings from continuing operations          16,111     15,685
 Discontinued operations, net of tax (1)           1,754      2,397
                                               ---------  ---------
 Net earnings                                    $17,865    $18,082
 Preferred share dividends                         2,616         --
                                               ---------  ---------
 Net earnings available to common
  shareholders                                   $15,249    $18,082
                                               =========  =========

 Net earnings per common share

  Basic
   Continuing operations                           $0.45      $0.53
   Discontinued operations                          0.06       0.08
                                               ---------  ---------
                                                   $0.51      $0.61
                                               =========  =========
  Diluted (2)
   Continuing operations                           $0.41      $0.48
   Discontinued operations                          0.06       0.08
                                               ---------  ---------
                                                   $0.47      $0.56
                                               =========  =========
 Weighted average common shares outstanding:
 (in thousands)    Basic                          30,099     29,835
                   Diluted                        30,365     30,374

 Adjusted diluted net earnings per common
  share from continuing operations (3)             $0.51      $0.48
                                               ---------  ---------

 Notes to Condensed Consolidated Statements of Earnings

 (1) Reflects: (i) the Integrated Security Services segment and (ii)
 the Canadian commercial mortgage securitization operation.
 (2) Numerators for diluted earnings per share calculations have been adjusted to reflect dilution from stock options at
 subsidiaries. The adjustment for the quarter ended June 30,
 2008 was $1,036 (2007 - $1,019).
 (3) See "Reconciliation of net earnings and net earnings per share to adjusted net earnings and adjusted net earnings per share"
 below.

 Reconciliation of Net Earnings and Net Earnings Per Share to Adjusted
 Net Earnings and Adjusted Net Earnings Per Share
 ---------------------------------------------------------------------
 (in thousands of U.S. dollars, except per share amounts)
 (unaudited)

The Company is presenting adjusted earnings measures to eliminate the impact of (i) amortization expense related to intangible assets recognized in connection with acquisitions and (ii) stock-based compensation expense. In addition, the Company is presenting the pro forma impact of preferred share dividends on comparative periods. The preferred share dividend obligation commenced on August 1, 2007 upon the issuance of the Preferred Shares. All of the adjustments are non-cash and are considered "non-GAAP financial measures" under OSC and SEC guidelines. The following tables provide a reconciliation of the adjusted measures:

                                                 Three months ended
                                                      June 30
                                                 ------------------
                                                   2008      2007
                                                 --------  --------

 Net earnings from continuing operations          $16,111   $15,685
 Amortization of intangible assets other than
  backlog                                           3,629     2,164
 Amortization of backlog                              529     1,055
 Stock-based compensation expense                     945       850
 Deferred income tax                               (1,795)   (1,177)
 Minority interest                                   (377)     (357)
                                                 --------  --------
 Adjusted net earnings from continuing
  operations                                      $19,042   $18,220
                                                 --------  --------
 Diluted net earnings per common share from
  continuing operations                             $0.41     $0.48
 Pro forma impact of preferred share dividends
  on comparative period                                --     (0.08)
                                                 --------  --------
                                                     0.41      0.40
 Amortization of intangible assets other than
  backlog, net of income tax                         0.07      0.04
 Amortization of backlog, net of income tax          0.01      0.02
 Stock-based compensation expense, net of income
  tax                                                0.02      0.02
                                                 --------  --------
 Adjusted diluted net earnings per common share
  from continuing operations                        $0.51     $0.48
                                                 --------  --------

 Reconciliation of EBITDA to Net Earnings from Continuing Operations
 -------------------------------------------------------------------
 (in thousands of U.S. dollars)
 (unaudited)

EBITDA is defined as net earnings from continuing operations before minority interest share of earnings, income taxes, interest, depreciation and amortization and stock-based compensation expense. The Company uses EBITDA to evaluate operating performance. EBITDA is an integral part of the Company's planning and reporting systems. Additionally, the Company uses multiples of current and projected EBITDA in conjunction with discounted cash flow models to determine its overall enterprise valuation and to evaluate acquisition targets. The Company believes EBITDA is a reasonable measure of operating performance because of the low capital intensity of its service operations. The Company believes EBITDA is a financial metric used by many investors to compare companies, especially in the services industry, on the basis of operating results and the ability to incur and service debt. EBITDA is not a recognized measure of financial performance under United States generally accepted accounting principles (GAAP), and should not be considered as a substitute for operating earnings, net earnings or cash flows from operating activities, as determined in accordance with GAAP. The Company's method of calculating EBITDA may differ from other issuers and accordingly, EBITDA may not be comparable to measures used by other issuers. A reconciliation of EBITDA to net earnings from continuing operations appears below.

                                                Three months ended
                                                     June 30
                                                ------------------
                                                  2008      2007
                                                --------  --------

 Net earnings from continuing operations         $16,111   $15,685
 Minority interest share of earnings               5,995     6,552
 Income taxes                                      8,778    10,536
 Other income                                     (1,043)   (1,278)
 Interest expense, net                             3,974     2,988
                                                --------  --------
 Operating earnings                               33,815    34,483
 Depreciation                                      6,145     4,187
 Amortization of intangible assets other than
  backlog                                          3,629     2,164
 Amortization of backlog                             529     1,055
                                                --------  --------
                                                  44,118    41,889
 Stock-based compensation expense                    945       850
                                                --------  --------
 EBITDA                                          $45,063   $42,739
                                                --------  --------

 Condensed Consolidated Balance Sheets
 -------------------------------------
 (in thousands of U.S. dollars)
 (unaudited)

                                               June 30    March 31
                                                  2008        2008
                                            ----------  ----------
 Assets
 ------
 Cash and cash equivalents                     $61,868     $76,818
 Restricted cash                                10,043       8,858
 Accounts receivable                           207,921     177,048
 Inventories                                    19,683      20,519
 Prepaids and other current assets              60,191      57,409
 Assets held for sale                           83,445      88,163
                                            ----------  ----------
  Current assets                               443,151     428,815
 Fixed assets                                   83,018      80,991
 Other non-current assets                       49,994      47,921
 Goodwill and intangibles                      494,647     488,014
 Assets held for sale                           42,352      43,602
                                            ----------  ----------
  Total assets                              $1,113,162  $1,089,343
                                            ==========  ==========
 Liabilities and shareholders' equity
 ------------------------------------
 Accounts payable and accrued liabilities     $230,708    $238,814
 Other current liabilities                      35,382      24,293
 Long term debt - current                       24,224      24,777
 Liabilities held for sale                      37,858      45,758
                                            ----------  ----------
  Current liabilities                          328,172     333,642
 Long term debt - non-current                  355,993     331,253
 Other liabilities                              21,621      18,236
 Deferred income taxes                          37,537      41,618
 Liabilities held for sale                        --           441
 Minority interest                              60,468      58,468
 Shareholders' equity                          309,371     305,685
                                            ----------  ----------
  Total liabilities and equity              $1,113,162  $1,089,343
                                            ==========  ==========

 Total debt                                   $380,217    $356,030
                                            ----------  ----------
 Total debt, net of cash                       318,349     279,212
                                            ----------  ----------

 Condensed Consolidated Statements of Cash Flows
 -----------------------------------------------
 (in thousands of U.S. dollars)
 (unaudited)
                                                Three months ended
                                                     June 30
                                              --------------------
                                                 2008       2007
                                              ---------  ---------
 Operating activities
 Net earnings from continuing operations        $16,111    $15,685
 Items not affecting cash:
  Depreciation and amortization                  10,303      7,406
  Deferred income taxes                          (1,166)      (993)
  Minority interest share of earnings             6,041      6,552
  Other                                             765        828

 Changes in operating assets and liabilities    (31,839)   (10,893)
 Discontinued operations                          2,365     12,939
                                              ---------  ---------
 Net cash provided by operating activities        2,580     31,524
                                              ---------  ---------
 Investing activities
 Acquisitions of businesses, net of cash
  acquired                                       (9,166)   (51,971)
 Purchases of fixed assets, net                  (8,173)   (10,104)
 Other investing activities                       1,190     10,286
 Discontinued operations                           (676)      (687)
                                              ---------  ---------
 Net cash used in investing                     (16,825)   (52,476)
                                              ---------  ---------
 Financing activities
 Increase in long-term debt, net                 24,187      6,887
 Other financing activities                     (23,125)    (4,450)
 Discontinued operations                             --     (2,604)
                                              ---------  ---------
 Net cash provided by (used in) financing         1,062       (167)
                                              ---------  ---------
 Effect of exchange rate changes on cash          1,744      5,145
                                              ---------  ---------
 Decrease in cash and cash equivalents          (11,439)   (15,974)
 Cash and cash equivalents, beginning of
  period including cash held by discontinued
  operations of $3,848 (2007 - $1,364)          $80,666   $104,170
                                              ---------  ---------
 Cash and cash equivalents, end of period
  including cash held by discontinued
  operations of $7,359 (2007 - $23)             $69,227    $88,196
                                              =========  =========

 Segmented Revenues, EBITDA and Operating Earnings
 -------------------------------------------------
 (in thousands of US dollars)
 (unaudited)

            Commercial Residential
           Real Estate    Property Property
              Services  Management Services  Corporate Consolidated
          ---------------------------------------------------------

 Three months
  ended
  June 30

 2008

 Revenues     $213,976   $163,176   $80,637        $54     $457,843
 EBITDA         19,050     15,859    11,999     (2,790)      44,118
 Stock-based
  compensation                                                  945
                                                           --------
                                                             45,063
                                                           --------
 Operating
  earnings      13,532     13,018    10,146     (2,881)      33,815

 2007
 Revenues     $193,563   $134,045   $42,810        $76     $370,494
 EBITDA         19,416     13,702    11,548     (2,777)      41,889
 Stock-based
  compensation                                                  850
                                                           --------
                                                             42,739
                                                           --------
 Operating
  earnings      15,525     11,512    10,291     (2,845)      34,483

CONTACT:  FirstService Corporation
          Jay S. Hennick, Founder & CEO
          D. Scott Patterson, President & COO
          John B. Friedrichsen, Senior Vice President & CFO
          (416) 960-9500